MASTERWORKS

AVAILABLE NOW: Oehlen's ($2,442,000)


Albert Oehlen,

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A. Oehlen

In February 2022, Masterworks exited a different Albert Oehlen painting realizing a 33.7% annualized return to investors in the initial offering, net of all costs and fees.[1] [2]

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1. Assumes an investment in the initial offering was made before March 26, 2021, the final closing date of the initial offering and proceeds of the sale distributed on March 15, 2022. Certain costs of the sale have been estimated and the final annualized return may differ slightly from this rate.
2. Past price appreciation is not indicative of future results. These return figures are solely for this Masterworks Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Masterworks.